
03024860

UFJ Holdings, Inc

82-5769

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

SUPPL

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	July 29, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 7/29

* If you do not receive all pages please contact us immediately.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 29, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

July 29, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Sovereign increases stake in UFJ Holdings to 5.11% of total shares

We hereby announce that UFJ Holdings, Inc. ("the Company") today received a copy of "a 5% ownership report" in accordance with Japan's Securities and Exchange Law, from Mint Securities Ltd and Rhone Securities Ltd, both of which are wholly-owned subsidiaries of a Monaco-based investor, Sovereign Asset Management Limited ("Sovereign"). The report states that Sovereign has acquired 5.11% of the Company's outstanding shares* (296 thousand common shares) through the two subsidiaries.

* Aggregate of the number of common shares and preferred shares with conversion right

The Company understands that Sovereign is a global investor with a long-term perspective, and during the course of regular investor relations activities, the institutions have built an ongoing and constructive relationship. The Company also understands that Sovereign values our current management; the priority we place on maximizing shareholder value; our enhanced corporate governance; and the efforts being made to resolve important management issues through implementation of the "Accelerated Business Reform Plan" announced in December 2002.

Sovereign informed the Company in advance of its intention to acquire more than 5% of the outstanding shares. Its investment decision is based on a long-term perspective and its detailed understanding of the Company.

The Company is determined to continue promoting management principles that increase shareholder value, improve transparency in disclosure and enhance communications with the market.